

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2015

Via E-mail
Richard Xu
President
Wins Finance Holdings Inc.
590 Madison Avenue
21st Floor
New York, NY 10022

> **Re:    Wins Finance Holdings Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 14, 2015**
> **File No. 333-204074**

Dear Mr. Xu:

We have reviewed your amended registration statement and response letter dated July 14, 2015 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. We note your status as an emerging growth company.  Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Opinion of Financial Advisor …, page 56

2. We note the Fairness Opinion of Fair Market Value in Wins Finance Group Limited prepared by GCA.  We further note that GCA relied on financial projections when preparing the Fairness Opinion.  Please revise your description of the Fairness Opinion to disclose the financial projections used.

WFG's Management's Discussion and Analysis of Financial Condition and Results of Operations

Guarantee paid on behalf of guarantee service customers, page 121

3.  We note your response to comment 24 and related revisions in your filing.  Please revise your next submission to discuss the typical triggering events or other facts and circumstances that cause you to write off a guarantee paid on behalf of a guarantee service customer.

Executive Compensation

Summary Compensation Table of WFG's Named Executive Officers, page 132

4.  Please revise to provide the biographical information required by Item 401(e) of Regulation S-K for Junfeng Zhao and Zhe Wu.

Sino Mercury Acquisition Corp., page F-2

5.  Given the significance of the information, please revise your next submission to provide a statement of changes in stockholders' equity for all interim periods.

Wins Finance Group Limited, page F-28

6.  Given the significance of the information, please revise your next submission to provide a statement of changes in stockholders' equity for all interim periods.

7.  We note your response to comment 31.  Considering the guidance in ASC 805-50-45-5 requires comparative financial statement presentation for prior years, please revise your next submission to provide audited financial statements for Wins Finance Group Limited for the periods ending June 30, 2014 and June 30, 2013 as well as management's discussion and analysis of financial condition and results of operations (MD&A) for the periods presented.  In addition, please provide updated interim financial statements and related MD&A.

8.  We note your response to comment 33.  Please revise your next submission to disclose the information included in the response regarding your presentation of the changes in restricted cash in your statements of cash flows.

9.  We note your response to comment 35 and your revised disclosure in Note 17.  It appears that net income divided by the weighted average number of common shares outstanding during the period does not equal your disclosed earnings per share.  Please revise your filing as needed.

Wins Finance Holdings Inc.

10. We note your response to comment 42 and your disclosure related to your short-term investments in your MD&A and in your risk factors on page 30.  Please revise your next submission to include a breakdown of your short-term investment balances by type of investment (e.g. government bonds, corporate bonds, central bank notes, etc.) in a tabular format as of each period end.  Also provide information that addresses the liquidity risk of these investments.  For example, discuss if banks and financial institutions are required to redeem the investments, the price (e.g. market, par, etc.) at which they may be redeemed, etc.

You may contact William Schroeder at (202) 551-3294 or Michael Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters.  Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc:     Via E-mail
        Jeffrey Gallant
        Graubard Miller